Exhibit 3.1

AMENDMENT NO. 4
TO THE AMENDED AND RESTATED BYLAWS OF
VIVUS, INC.

July 18, 2013

The Amended and Restated Bylaws of VIVUS, Inc., a Delaware corporation (the “Company”), initially adopted by the Board of Directors of the Company on May 16, 1996 and as amended and restated on April 18, 2012 (the “Bylaws”), are hereby amended by this Amendment No. 4 (this “Amendment”) pursuant to Article IX thereof as set forth below.

1.                                      Amendment.  Article II, Section 2.7 of the Bylaws is hereby amended by deleting such Article II, Section 2.7 in its entirety and replacing such Section with the following new Article II, Section 2.7:

“The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by applicable law, the certificate of incorporation or these bylaws.  If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairman of the meeting or (ii) the holders of a majority of the voting power of the shares entitled to vote, who are present in person or represented by proxy, shall have power to adjourn the meeting.  The Board of Directors shall also have the power to authorize the chairman of the meeting to adjourn the meeting, whether or not a quorum is present.  If a quorum be initially present, the stockholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Except as otherwise provided by the certificate of incorporation, directors shall be elected by a plurality of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors.  Except as otherwise provided by applicable law, the certificate of incorporation or these bylaws, every matter other than the election of directors shall be decided by the affirmative vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote on such matter.”

2.                                      Amendment.  Article III, Section 3.2 of the Bylaws is hereby amended by deleting such Article III, Section 3.2 in its entirety and replacing such Section with the following new Article III, Section 3.2.

“The board of directors shall be set at eleven (11) members until changed by an amendment to this bylaw, duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to the certificate of incorporation.  No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”

3.                                      Miscellaneous.  Except as modified by this Amendment, the Bylaws shall remain in full force and effect.